Exhibit 99.20

LAKE SHORE GOLD CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
Three and nine months ended September 30, 2010 and 2009

General

The information in this Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and nine months ended September 30, 2010 and 2009 (the “financial statements”), which are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and the annual audited consolidated financial statements and MD&A for the year ended December 31, 2009. This MD&A has taken into account information available up to and including November 10, 2010. All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated.

Lake Shore Gold is a growing mining company with a current workforce including contractors of 677 employees. The Company’s vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is currently carrying out pre-production development at the Timmins Mine, where it is using both a shaft and a ramp to mine the Timmins deposit, and has intersected mineralization underground at the adjacent Thunder Creek deposit, which is being developed using the same infrastructure and as part of the Timmins Mine project. Progress is also being made with an underground advanced exploration program at its Bell Creek Mine, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Gold Camp. The Company’s wholly owned mill (located on the Bell Creek property) has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol LSG.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected activities, including development, production and exploration, are all forward-looking statements. As well, statements about the sufficiency of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Hochschild Mining plc.

On November 3, 2010, Hochschild Mining plc (“Hochschild”) completed the sale of 109,000,000 common shares of Lake Shore Gold on a bought deal basis, at a price of C$3.60 per share. Hochschild continues to own 21,540,992 common shares of Lake Shore Gold, representing 5.7% of the issued and outstanding common shares. Concurrent with the completion of the offering, the Strategic Alliance Agreement entered into between the Company and Hochschild in February 2008 and revised in April 2008 was terminated, and Lake Shore Gold accepted the resignations of Ignacio Bustamante, Roberto Dañino and Gianflavio Carozzi from the Company’s Board of Directors, effective November 3, 2010.

HIGHLIGHTS

•                  Timmins Mine achieves target of 1,500 tonnes per day in late October, ore grades confirm geological estimates.

•                  Thunder Creek mineralization on 680 Level intersected effective November 10, 2010, cross cutting of mineralized zone to commence, development advancing on 300 and 315 levels, high-grade intercepts continue to expand Rusk Zone.

•                  Bell Creek Mill Phase One expansion completed, expanded capacity of 2,000 tonnes per day achieved as of November 2, 2010, recoveries of over 96% continue to exceed target.

•                  Bell Creek Mine ramp reaches 360 Level, development on high-grade mineralization advancing, drilling extends mineralization to 1,400 metre depth, identifies high-grade core.

•                  Exploration success expected to add significantly to Company’s resources, 21 drills currently active.

Ramp up to commercial production advancing at Timmins Deposit

Initial production from Timmins Mine shaft commenced in late July. Mining of the first test stopes confirmed the grades in geological estimates and provided feed to commission the Company’s mill expansion. Mining of a 140,000 tonne block in the primary Ultramafic 1 Zone commenced in late September with the first 17,000 tonnes processed in October at average grade of 8.17 grams per tonne.

Mining of the Timmins deposit, including from both the shaft and ramp, reached the target of 1,500 tpd in late October 2010. Commercial production remains on track to be achieved at year end.

Thunder Creek advanced exploration program continues on schedule and budget

The Timmins Mine 200 Level access ramp reached the Thunder Creek deposit near end of June 2010 and intersected high-grade mineralization with characteristics similar to previously reported TC07-36 (24.61 grams per tonne over 7.00 metres), including visible gold. In total, 500 metres of development was completed around the 300 Level during the third quarter of 2010 with development on second level, 315 Level, commencing subsequent to quarter end. The 650 Level access ramp reached the mineralization at the Thunder Creek deposit as of November 10, 2011.

Mill expansion to 2,000 tonnes per day completed within budget

62,198 tonnes were processed at an average grade of 3.75 gpt during the third quarter of 2010. A total of 7,222 ounces was produced during the quarter at an average recovery rate of 96.25%. For the nine months ended September 30, 2010, the mill processed 136,986 tonnes at average grade of 3.22 grams per tonne for a total of 13,626 ounces at recovery rate of 96.10%. Of the 136,986 tonnes, approximately 95,000 tonnes was from the lower grade upper level stopes at Timmins Mine with the remainder mainly from the Timmins Mine shaft.

Work related to the Phase One mill expansion was largely completed as of September 17, 2010. A three week shutdown followed to complete electrical, piping and PLC installations. The expanded capacity of 2,000 tpd was achieved on November 2, 2010. During commissioning, the mill operated at average rate of 1,370 tpd (from October 16, 2010 to October 31, 2010) and processed 21,900 tonnes at average grade of 7.48 grams per tonne (17,000 tonnes at 8.17 grams per tonne from the Timmins deposit Ultramafic 1 Zone). A total of 5,107 ounces of gold were produced over the two week period. As of end of October 2010, the Company had processed approximately 19,000 ounces of gold.

Bell Creek shaft and workings de-watered, ramp accesses mine workings

Near the end of the third quarter of 2010, the new access ramp being developed from surface reached the 320 Level, with the Company currently developing east and west along mineralization on the North A Zone. As of November 10, 2010, over 200 metres of sill development along the Zone was completed and the access ramp had reached the 360 Level.

Exploration success in support of future production growth

As of September 30, 2010, the Company had incurred approximately $19.1 million of exploration expenditures and completed approximately 133,022 metres of drilling. During the third quarter of 2010, exploration expenditures totalled $8.1 million representing 56,193 metres of drilling. Approximately 33,345 metres were drilled from surface and 22,848 metres from underground. Currently, a total of 21 drills are working on the Company’s properties (including one drill on the Company’s Mexico properties). For more information about the Company’s exploration activities during the first nine months of the year, please see the section entitled “Deferred Exploration Expenditures” in this MD&A.

Exploration results released during the third quarter of 2010 and subsequent to quarter end are reviewed below:

Bell Creek Mine: On November 2, 2010, new intersections reported from Bell Creek demonstrated the potential for extreme high-grade zones, including an intercept of 106.46 grams per tonne over 7.05 metres, and extended the previously identified high-grade core at Bell Creek by 200 metres to depth. Six holes at the Wetmore property, along a potential new mineralized trend to the south of the Bell Creek/Vogel trend, all intersected structure and grade, with intercepts including 6.62 grams per tonne over 0.40 metres and 6.77 grams per tonne over 2.50 metres.

In September 2010, the Company reported significant high-grade intercepts within the North A Zone at Bell Creek between the 300 and 360 levels, announced a minimum 300 metre extension of the Bell Creek mineralized system to a vertical depth of 1,400 metres, and confirmed the presence of a thick, higher-grade core to the mineralization below the 850 metre level as well as its extension by a minimum of 80 metres.

Thunder Creek: The underground drill program at Thunder Creek is well advanced with two drills on the 300 Level and one drilling operating from the 650 level drift. During the third quarter of 2010 (August 30th), the Company announced wide, high-grade intercepts that confirmed the presence of mineralization below the 300 Level access drift at Thunder Creek in areas never before tested; extended the Rusk Zone 70 metres east of the 300 Level cross cut and 40 metres east of previous drilling; and extended the Rusk Zone westward of the main access crosscut.

On November 1, 2010, the Company reported high-grade intercepts at Thunder Creek which confirmed the Rusk Zone to a minimum of 150 metres below the 300 Level cross cut, including 12.11 grams per tonne over 7.20 metres, and extended the mineralization at least 30 metres up plunge above the 300 Level. The Company also announced initial observations from the first underground drill hole to test the Thunder Creek 650 Level, which intersected the Rusk Zone in addition to a wide interval of Hematite altered Syenite Porphyry measuring approximately 100 metres in width.

Timmins Deposit: On August 10, 2010, the Company reported wide, high-grade intercepts at the Timmins deposit including 13.55 grams per tonne over 50.80 metres in a previously untested area between the Ultramafic and Footwall zones below the 650 Level. High-grade intercepts such as 61.35 grams per tonne over 15.00 metres, including 122.65 grams per tonne over 6.70 metres, in the Ultramafic Zone near the upper portion of the current mining block confirmed the continuity of mineralization and the potential for increased resource grades approaching the 525 Level.

Casa Berardi: On July 23, 2010, drill results at the Casa Berardi optioned property extended the G Zone in the Casa Berardi East Block by 120 metres down dip of previous drilling with new intercepts such as 11.54 grams per tonne over 3.89 metres, 4.75 grams per tonne over 1.00 metre and 3.10 grams per tonne over 1.00 metre. Results to date indicate that the G Zone has a minimum strike length of 600 metres and depth potential of 300 metres from surface.

Building a balance sheet to fund the Company’s growth plans

On September 10, 2010, the Company completed a bought deal financing with a syndicate of banks and raised gross proceeds of $88.2 million by issuing 22,325,000 common shares and 2,400,000 flow-through common shares. The funds raised will be used for exploration and development of the Company’s mineral projects and for general corporate purposes.

On July 28, 2010, the Company announced that it has signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet. The Facility is subject to a legal and technical due diligence review, final credit approval and documentation and the payment of fees, costs and expenses, with closing anticipated late in the fourth quarter of 2010 or early in 2011.

Total project spending in the first nine months of 2010 including capitalized operating costs but excluding exploration expenditures of $19.1 million, totalled $97.5 million ($81.2 million after proceeds of $16.3 million from the sale of pre-production gold mined during the first nine months of 2010). The Company expects its development related expenditures in 2010 to be in line with the previously announced forecast of $115.0 million (before net proceeds from anticipated gold sales), with an additional $28.0 million estimated for exploration spending.

At September 30, 2010, Lake Shore Gold had cash and cash equivalents of $126.1 million.

OUTLOOK

During 2010, Lake Shore Gold expects to mine approximately 65,000 recoverable ounces from its Timmins projects. A portion of the ore mined is expected to be held in inventory at year end. The Company continues to anticipate exiting 2010 at a monthly production rate of 10,000 ounces from all sources.

At Timmins Mine, mining of the initial stoping block in the Timmins deposit Ultramafic 1 Zone, totaling approximately 140,000 tonnes, commenced near the end of the third quarter of 2010 and will continue through the balance of the year and into 2011. Commercial production of the Timmins deposit is expected to be achieved at year end.

The Company is working toward preparing initial National Instrument (“NI”) 43-101 compliant resource estimates for both Bell Creek Mine (expected by the end of 2010) and the Timmins Mine Thunder Creek deposit (targeted for the second half of 2011).

After reaching the Thunder Creek deposit from the 200 Level access ramp from the Timmins Mine ramp in late June 2010, development along mineralization off of the 300 Level cross cut commenced in August 2010 and has since been extended to the 315 Level. Development of the 650 Level drift to Thunder Creek resumed in mid-July and reached the mineralization on the 680 Level at Thunder Creek on November 10, 2010 with initial development along the mineralization to commence. The first underground drill was deployed on the 650 Level in late September 2010.

At the Bell Creek Mine, the new access ramp from surface has reached the 360 Level as of November 10, 2010. The ramp is expected to reach the 390 metre level by year end. Sill development from below the 300 Level on the “North A” vein commenced in September, with extensive surface and underground drilling being carried out at Bell Creek Mine in support of the Company’s target to establish an initial NI 43-101 compliant resource estimate before the end of the year.

					Total project and
		Property, plant	Total project	Exploration	exploration
Project and Exploration Spending ($’000)	Project spending	and equipment	spending	spending	spending
Timmins Deposit	$45,909	$8,687	$54,596	$3,768	$58,364
Thunder Creek (including advanced exploration)	3,799	—	3,799	2,871	6,670
Bell Creek Mill	16,451	3,152	19,603	—	19,603
Bell Creek Complex	15,696	3,768	19,464	7,358	26,822
Gold River Trend	—	—	—	2,702	2,702
Casa Berardi	—	—	—	653	653
Other projects	—	—	—	1,765	1,765

Project and Exploration Spending	$81,855	$15,607	$97,462	$19,117	$116,579
First nine months 2010 gold sales related to 2010 production			$(16,246)		$(16,246)

Net Project and Exploration Spending	$81,855	$15,607	$81,216	$19,117	$100,333

* Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first nine months of 2010 ($4.4 million), non cash reduction of $8.7 million of the resource property balances due to finalization of purchase price allocation for the acquisition of West Timmins Mining Inc., noncash charges of $5.0 million for resource property and deferred exploration and net $6.2 million for property, plant and equipment and changes in working capital.

PROPERTY DEVELOPMENTS

DEFERRED EXPLORATION EXPENDITURES

Exploration expenditures for the first nine months of 2010 totalled $19.1 million and included $6.6 million at the Timmins Mine ($3.8 million related to the Timmins deposit and $2.8 million to Thunder Creek), $2.7 million at the Thorne property (Gold River Trend), $7.4 million at Bell Creek, $0.7 million at Casa Berardi, $1.3 million on the Mexico properties and the remainder at other projects. As of November 10, 2010, the Company had 21 drills active on its properties, including 6 underground drills and 1 surface drill at Timmins Mine (3 underground drills relating to the Timmins deposit and 3 underground drills and 1 surface drill related to Thunder Creek), 3 surface drills at the Gold River Trend, 1 surface drill at the 144 property, 6 surface and 2 underground drills at the Bell Creek Mine, 1 surface drill at the Casa Berardi property and one surface drill on the Mexico properties. The Company was also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp.

BELL CREEK MILL

During the first nine months of 2010, spending at the Bell Creek Mill totalled $19.6 million, including property, plant and equipment of $3.2 million and capitalized processing costs. Of this amount, $10.3 million was spent during the third quarter (including property, plant and equipment of $2.1 million) and mainly related to the mill expansion, polishing pond expenditures and the erection of a sample tower as well as capitalized operating expenditures.

The mill processed a total of 136,986 tonnes at an average grade of 3.22 grams per tonne during the first nine months of 2010 (62,198 tonnes at an average grade of 3.75 grams per tonne in the third quarter). Of the tonnage processed to the end of September, approximately 95,000 tonnes came from the lower grade upper level stopes at Timmins deposit, with the remainder from the Timmins Mine shaft and to a lesser extent Bell Creek and Thunder Creek. A total of 13,626 ounces at a recovery rate of 96.10% were achieved during the first nine months of 2010 (7,222 ounces at a recovery rate of 96.25% for the third quarter).

Installation of major equipment related to the Phase One mill expansion, to increase capacity from 1,500 to 2,000 tonnes per day, was largely completed as of September 17, 2010. A three week shutdown of the mill followed in order to complete the electrical, piping and PLC installations. Commissioning of Phase One expansion commenced on October 12 with the mill reaching daily throughput of 2,000 tonnes per day on November 2, 2010. During commissioning, the mill operated at an average rate of 1,370 tonnes per day from October 16, 2010 to October 31, 2010, processing a total of 21,900 tonnes at an average grade of 7.48 grams per tonne producing 5,107 ounces. Included in the production was 17,000 tonnes of Timmins deposit Ultramafic 1 Zone ore at a grade of 8.17 grams per tonne. As of the end of October, the Company had processed approximately 19,000 ounces of gold at the Bell Creek Mill.

TIMMINS MINE

Timmins Deposit

During the first nine months of 2010, the Company incurred $58.4 million of expenditures at the Timmins Mine relating to the Timmins deposit, including advanced exploration, ramp development and exploration drilling expenditures.

ADVANCED EXPLORATION PROGRAM

In late 2007, the Company commenced work on an advanced underground exploration program at the Timmins Mine. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the Timmins deposit, as well as to support an underground diamond drilling program to both confirm and expand the currently identified probable reserve and to identify new resources. During the first nine months of 2010, the Company’s advanced exploration expenditures relating to the Timmins deposit (including shaft and ramp expenditures) totalled $54.6 million, of which $8.7 million was for property, plant and equipment. Of the $54.6 million of expenditures, $20.6 million (including $1.9 million for property, plant and equipment) was spent in the third quarter.

During the first nine months of 2010, the Company completed sinking the shaft to the 710 metre level. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May, at which time the shaft was commissioned and the skipping of waste commenced. Initial work off the shaft involved access development on the 630 Level towards the Ultramafic 1 and 1a zones as well as ramping to the 610 Level. The 630 Level access development was largely completed during the second quarter, including the silling of the initial stope test blocks between the 630 and 650 levels. Initial production from these test stopes commenced near the end of July with mining in the Ultramafic 1a Zone completed and initial stoping in the primary Ultramafic 1 Zone commencing as of the end of the third quarter. In total, approximately 29,054 tonnes at an average grade of 4.26 grams per tonne was processed at the Mill as at September 30, 2010 from the lower mine 650 - 610 levels, including 21,059 tonnes at a grade of 4.49 grams per tonne from the Ultramafic 1a Zone. The realized head grade correlates very closely with the geological estimate of 4.78 grams per tonne for the Ultramafic 1a Zone.

The installation of the 650 level ore pass rockbreaker unit was completed during the third quarter to coincide with the increasing ore production.

During October 2010, an average of approximately 1,000 tonnes per day of ore was brought to surface at Timmins Mine. The average for the last week of October reached approximately 1,500 tonnes per day of ore. During mill commissioning in October (from October 16, 2010 to October 31, 2010) approximately 17,000 tonnes of Timmins deposit Ultramafic 1 Zone ore was processed at an average grade of 8.17 grams per tonne. Commercial production of the Timmins deposit remains on track to be achieved at the end of 2010.

As of September 30, 2010, the ramp from surface had advanced to below the 290 metre level, and approximately 95,000 tonnes (8,700 ounces) had been mined from stopes between the 140 and 260 metre levels.

Timmins Deposit Underground

Underground drilling at the Timmins deposit was carried out on both the upper and lower portions of the mine, with drilling on the upper levels being targeted towards the Main zone between the 180 and 200 levels, and drilling on the lower levels targeted towards the Ultramafic and Upper Footwall Zones near the 650 Level.

During the third quarter of 2010, the Company released results from 51 holes totalling 8,708 metres of underground drilling at Timmins deposit. Significant results from the Footwall Zone, which is located approximately 50 to 75 metres into the hanging wall of the Ultramafic Zone, included 13.55 grams per tonne over 50.80 metres in 650-127, 6.90 grams per tonne over 11.35 metres in 650-093, 7.74 grams per tonne over 12.70 metres in 650-096 and 5.08 grams per tonne over 19.90 metres in 650-126. 650-127 was drilled into an untested gap between the Ultramafic and Footwall zones approximately 50 metres below the 650 Level. Review of data in this area suggests that 650-127 represents one of the best intersections in the Footwall Zone to date and that there is limited to no previous drilling within 60 metres to the east and west or below the new intersection.

Other significant results included high-grade intercepts between 30 and 60 metres above the 650 Level and above the central mining block currently in production. Among the intercepts reported were 61.35 grams per tonne over 15.00 metres, including 122.65 grams per tonne over 6.70 metres, from 650-125, 20.34 grams per tonne over 14.50 metres in 650-094 and 18.84 grams per tonne over 22.23 metres in 650-096. These holes were drilled to infill large gaps in previous drilling and suggest that, as expected from the initial resource estimate, the overall grade of the Ultramafic Zone increases towards the 525 Level.

Timmins Deposit Surface

No new surface drilling was completed on the Timmins deposit during the third quarter of 2010.

Thunder Creek

In November 2009 the Company commenced an advanced exploration program at Timmins Mine relating to the Thunder Creek deposit, which will be developed using the same infrastructure and as part of the Timmins Mine project. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level Of the Timmins Mine ramp and the 650 Level near the Timmins Mine shaft to facilitate development on high-grade mineralization and to support an underground drilling program. For the first nine months of 2010, the Company spent $3.8 million on advanced exploration ($1.2 million during the third quarter) at Thunder Creek. In addition, $2.9 million was spent on exploration during the first nine months of 2010 ($1.9 million in the third quarter).

At the end of June 2010, the 200 Level access drift from the Timmins Mine surface ramp reached the Thunder Creek deposit and intersected high-grade mineralization that shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 metres), including visible gold. The zone intersected carries a minimum 150 metre strike length and remains open to the northeast and southwest, and demonstrates potential for high-grade extensions up plunge towards surface.

As of November 10, 2010, the drift to Thunder Creek from the 650 Level near the Timmins Mine shaft had reached the mineralization on the 680 Level at Thunder Creek near the previously reported Hole TC09-68b (12.75 grams per tonne over 83.40 metres) with cross cutting of the mineralized zone to commence.

On November 1, 2010, the Company announced that the 300 Level access ramp at Thunder Creek property had been extended by 15 metres to depth with development commencing on the high-grade Rusk Zone mineralization on the 315 Level. The Company also reported high-grade intercepts from an additional 19 holes (2,694.80 metres) drilled near the 300 Level. The Company also announced initial observations from the first underground drill hole to test the Thunder Creek 650 Level, which intersected the Rusk Zone in addition to a wide interval of Hematite altered Syenite Porphyry measuring approximately 100 metres in width.

High-grade intercepts from ongoing underground drilling on the 300 Level confirmed the Rusk Zone to a minimum 150 metres below the 300 Level cross cut, with intersections including 12.11 grams per tonne over 7.20 metres, 9.44 grams per tonne over 7.90 metres, 8.16 grams per tonne over 6.20 metres, 4.17 grams per tonne over 6.20 metres and 5.18 grams per tonne over 3.80 metres. Drilling up plunge extended the mineralization at least 30 metres above the 300 Level with the area above the Level remaining open. High-grade intercepts included 11.25 grams per tonne over 7.60 metres, 20.20 grams per tonne over 1.00 metre and 23.70 grams per tonne over 1.00 metre.

The November 1, 2010 results followed the release of results from 38 holes (3,463.1 metres) on the 300 Level crosscut at Thunder Creek on August 30, 2010. The majority of the August 30th holes targeted a 120 metre long by 40 metre high block surrounding the new access crosscut and contained positive results in all directions.

Drilling below the 300 Level was focused on a 30 metre high block east of the new access crosscut and returned excellent grades and continuity of gold mineralization. Significant results include: 16.02 grams per tonne over 7.10 metres in TC300-021, 12.30 grams per tonne over 8.10 metres in TC300-019, 12.15 grams per tonne over 7.40 metres in TC200-008 (including 22.61 grams per tonne over 3.40 metres), 12.46 grams per tonne over 5.60 metres in TC300-015 and 13.25 grams per tonne over 5.70 metres in TC300-010.

Drilling at the level elevation tested up to 70 metres east and 50 metres west of the 300 Level access crosscut and also contained excellent results. Drilling east of the access crosscut included intercepts of 10.34 grams per tonne over 7.90 metres and 14.09 grams per tonne over 3.00 metres. Significant values west of the new access crosscut included intercepts of 7.00 grams per tonne over 12.10 metres, 9.14 grams per tonne over 4.50 metres and 9.67 grams per tonne over 4.10 metres.

In addition, 11 holes were drilled in the area above the 300 Level. Significant results over the area east of the access crosscut included values of 17.64 grams per tonne over 3.10 metres and 14.28 grams per tonne over 5.00 metres. Significant results to the west included 9.04 grams per tonne over 2.20 metres and 9.14 grams per tonne over 4.50 metres.

Drilling at present is continuing on the 300 Level with two drills that are focused on defining and expanding mineralization. In addition, drilling commenced from the 650 Level drift towards the Porphyry Zone at Thunder Creek in early October with one drill active. One surface drill at Thunder Creek is currently testing for extensions to the east and west.

GOLD RIVER TREND

On February 10, 2010, the Company commenced drilling on the Gold River Trend. The program is being conducted currently with three surface drills and is designed to test the Gold River Trend, an east — west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin. During the first nine months of 2010, the Company spent $2.7 million on exploration at the Gold River Trend ($1.4 million in the third quarter).

The majority of known mineralization defined to date is related to two main areas, Gold River East and Gold River West, where multiple lenses of higher-grade mineralization occur in close proximity to each other. The 2010 drill program is expected to consist of approximately 20,000 metres and be directed mainly towards extending the Gold River East and West zones to depth and along strike.

On May 4, 2010, results from the first nine holes (3,320 metres) of the 2010 drill program at the Thorne property along the Gold River Trend were announced, which included the extension of the North Porphyry Zone in the Gold River East area by 120 metres to depth (to 520 metres) and of the 4800 Zone by 125 m downplunge, as well as multiple high-grade intercepts in the Gold River West area. The results highlighted the potential for significant resources at shallow depths with the possibility for open pit and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential.

On June 23, 2010 the Company announced additional results including 13 holes from Gold River East which were designed to test areas surrounding the Fold Nose, North Porphyry and 4800 zones. Holes drilled in the Fold Nose Zone were focused near the eastern and western limits of past drilling to evaluate possibilities for increasing the current resource for this area of 1.2 million tonnes grading 3.00 grams per tonne (121,000 ounces). TH-10-21 was collared on the east side of the current resource block and intersected 18.18 grams per tonne over 11.00 metres, including 33.54 grams per tonne over 5.00 metres, 2.68 grams per tonne over 21.20 metres, 5.32 grams per tonne over 8.00 metres and 2.83 grams per tonne over 12.05 metres. These intersections are within 75 metres of surface and vary from between 25 to 35 metres above previously reported TH-96-36.

RTM/AGE OPTION PROPERTY

On July 13, 2010 the Company commenced a drill program at the RTM/AGE option property, located immediately to the west of and contiguous to the Timmins deposit. Lake Shore Gold is managing the first phase of an Option Agreement between RTM/AGE and the Company that will allow RT Minerals the right to earn up to a 50 percent interest in the property and provide Lake Shore Gold an option to obtain a 10% direct interest.

The drill program is designed to test the downplunge extension of mineralized zones at the Timmins and Thunder Creek deposits at a vertical depth of 2,400 metres below surface.

BELL CREEK MINE

The Company’s spending at the Bell Creek property and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Mine) during the first nine months of 2010 totalled $26.8 million, of which $19.4 million related to the Bell Creek advanced exploration program (including $3.8 million for property, plant and equipment) and $7.4 million to exploration. Spending during the third quarter of 2010 totalled $8.9 million, of which $5.8 million related to the Bell Creek advanced exploration program (including $0.7 million for property, plant and equipment) and $3.1 million to exploration.

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings and to be driven through the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel.

During the third quarter 2010, approximately 1,000 metres of ramp and lateral development was completed at the Bell Creek Mine. On September 20, 2010, the new access ramp being developed from surface at Bell Creek Mine reached the 320 Level, with the Company currently developing east and west along mineralization on the North A Zone. As of November 10, 2010, over 200 metres of sill development along the Zone on the 320 Level had been completed. The mineralization encountered in the development to date is consistent with results from previous surface diamond drilling, and shows a distinct east-west trending and steeply southward dipping gold rich quartz vein and alteration zone with widths of up to 3.00 metres. Numerous occurrences of coarse visible gold have been recognized in the muck pile and diamond drill core. The access ramp reached the 360 Level as of November 10, 2010.

Recent drilling at Bell Creek Complex has been a combination of surface and underground work. Surface drilling has been focused mainly on infill and expansion of recently identified mineralization at Bell Creek with additional limited drilling also being completed at the Vogel and Marlhill properties. All current drilling at Bell Creek Mine, Marlhill and Vogel is being completed to support the Company’s target of establishing a NI 43-101 resource at Bell Creek during the fourth quarter of 2010.

On November 2, 2010, the Company reported results from two new holes and two new wedge holes (3,881 metres) of diamond drilling from the ongoing drill programs at Bell Creek. The results reported are from infill and expansion drilling below Bell Creek. Significant results include: 106.46 grams per tonne over 7.05 metres (including 2,870.00 grams per tonne over 0.25 metres ), 9.39 grams per tonne over 5.70 metres and 7.83 grams per tonne over 1.20 metres from BC-10-69C, from within a previously untested area near the 700 metre level and 50 metres above previously reported BC-08-09C. Additional significant results included those from BC-10-92B, which intersected three thick zones of hydrothermal alteration containing multiple intervals with increased sulphides and quartz veining 200 metres below previously reported BC-10-94C, close to 1,400 metres from surface.

On September 30, 2010, the Company reported results from 15 holes and 15 wedge holes (20,239 metres) from drilling at Bell Creek Mine. Significant results of the program included a minimum 300 metre extension of the mineralized system at Bell Creek to a vertical depth of 1,400 metres. The results also confirmed the presence of a thick, higher-grade core to the mineralization below the 850 metre level as well as its extension by a minimum of 80 metres. Among holes released were BC-10-94C, which intersected 7.26 grams per tonne over 30.80 metres, within a broader envelope of 5.85 grams per tonne over 42.20 metres, and BC-10- 94A, which intersected 22.06 grams per tonne over 4.10 metres, including 52.80 grams per tonne over 1.50 metres, 5.83 grams per tonne over 2.20 metres and 5.59 grams per tonne over 1.50 metres.

On September 20, 2010, the Company reported several wide, high-grade intersections from the initial 15 holes (3,261 metres) of underground drilling to test the North A Horizon between the 300 and 360 metre levels. The 300 Level is the previous deepest level of the mine.

Eight of the holes (2,130 metres) were drilled from the 180 Level and were designed to test a block between the 300 Level and the 360 Level, immediately below the original mine workings that will be the main focus for development on mineralization for the next six to twelve months. The results from drilling included 6.95 grams per tonne over 8.60 metres in BC-180-225, 5.89 grams per tonne over 3.90 metres in BC180-231, 9.53 grams per tonne over 1.60 metres in BC180-228, 7.95 grams per tonne over 1.50 metres in BC180-224 and 7.81 grams per tonne over 1.50 metres in BC180-221.

Seven of the holes (1,131 metres) were drilled from the east portion of the 210 Level and were designed to confirm and expand the North A Zone to the east of previously mined areas surrounding the 300 Level. These holes were successful and included 7.49 grams per tonne over 7.40 metres in BC210-258, 5.03 grams per tonne over 8.20 metres in BC210-257 and 8.50 grams per tonne over 4.00 metres in BC210-255.

CASA BERARDI

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

Lake Shore Gold has spent a total of $4.2 million on the Casa Berardi property as at September 30, 2010 (gross of estimated Quebec refundable taxes of $1.4 million and net of administrative fees), of which $0.7 million was spent during the first nine months of 2010. The Company has incurred a total of $4.5 million toward the earn-in commitment (per the earn-in agreement, the Company charges a 10% administrative fee on the expenditures incurred toward the earn-in commitment).

Recent drilling at Casa Berardi involved testing exploration targets on both the east and west blocks of the joint venture property. The latest results were announced on July 23, 2010, and included intercepts of 11.54 grams per tonne over 3.89 metres in CE-10-30 and 4.75 grams per tonne over 1.00 metre and 3.10 grams per tonne over 1.00 metre in CE-10-32 which were drilled into a 200 metre wide gap in drilling near the west-central portion of the G Zone. These holes are approximately 220 metres below surface and 270 metres west of previously reported high-grade values near the east portion of the G Zone which included 8.58 grams per tonne over 10.40 metres in CW-08-03 and extend the G Zone mineralization in this area by 120 metres down dip with mineralization remaining open at depth.

BLAKELOCK

The company carried out a drill program consisting of 6 holes (1,748 meters) in September 2010. The program was focused on the Porphyry Creek prospect which is located in the west portion of the project and on the north side of the Casa Berardi Trend and designed to follow up on previously drilled holes in this area from 2008. The core from the new drilling is now in the process of being logged, sampled and analyzed.

NORTHERN SUPERIOR RESOURCES

On May 27, 2010 the Company completed the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, as well as other consideration. With the completion of the transaction, the Company owned 25,075,000 common shares of Northern Superior, representing 19.89% of issued and outstanding shares. During the third quarter of 2010, the Company acquired an additional 625,000 common shares of Northern Superior bringing the Company’s investment in Northern  Superior to19.76% of the outstanding common shares (or 25,700,000 common shares). Subsequent to quarter end the Company exercised the 12,500,000 warrants for $3.75 million, bringing the Company’s interest in Northern Superior to 25.87%.

RESULTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(in $’000, except the per share amounts)	2010	2009	2010	2009
Corporate costs	$2,184	$1,885	$6,752	$4,865
General exploration	172	124	669	502
Shareholder information	92	132	353	341
Travel	118	200	385	455
Legal and accounting	249	67	648	253
Net loss on equity investment	62	—	131	—
Write-off / loss on sale of resource properties and deferred exploration	597	40	1,068	210
Depreciation of property, plant and equipment	49	50	147	170
Accretion of asset retirement obligations	43	37	129	110
Foreign exchange loss	616	—	616	—
Loss before interest and other income and income taxes	$(4,182)	$(2,535)	$(10,898)	$(6,906)
Interest and other income,net	404	55	548	238
Unrealised gain on warrant investments at fair v	1,385	—	1,476	—
Recovery of income taxes	113	594	1,525	1,602
Net loss for the period	$(2,280)	$(1,886)	$(7,349)	$(5,066)
Net loss per share - basic and diluted	$0.01	$0.01	$0.02	$0.02

The higher net loss in the three and nine months ended September 30, 2010, compared to the same periods in 2009 resulted primarily from the following: increased corporate costs, mainly related to stock based compensation and higher corporate development and affairs expenditures; higher legal and accounting costs; lower recovery of income taxes; and the recording of a foreign exchange loss in the third quarter of 2010 ($Nil in same period in 2009) due to translation of the future tax liabilities of the Company’s foreign operation. These factors were partially offset by higher interest and other income and an unrealized gain on warrant investments at fair value. The Company recorded a charge of $1.1 million for the write-off of certain non-core properties and the sale of the Ti-pa-kaa-haa-ning property ($0.5 million) in the first nine months of 2010. For the same period in 2009, the Company recorded a charge of $0.2 million for the write-off of non-core properties.

The Company reports stock-based compensation by either expensing the amount on the consolidated statements of loss and deficit (allocating it to (i) corporate costs for corporate employees, or (ii) general exploration for individuals involved in work of a general reconnaissance nature) or capitalizing the amount in resource properties and deferred exploration for individuals involved in specific projects.

The Company capitalized $0.4 million and $0.9 million of stock-based compensation, respectively, during the three and nine months ended September 30, 2010 (same periods in 2009 - $0.2 million and $0.5 million, respectively). The allocation on the consolidated statements of loss and deficit for the three and nine months ended September 30, 2010 and 2009, was as follows ($’000):

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Corporate costs	$665	$324	$1,982	$928
General exploration	14	15	77	11
Total stock-based compensation	$679	$339	$2,059	$939

The value of stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value for the nine months ended September 30, 2010 of $1.66 (same period in 2009 — $1.47) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 67% to 69% (same period in 2009 — 69%); risk free interest rate of 2.3% to 2.5% (same period in 2009 — 1.63% to 2.44%); and expected life of 3.5 years (same period in 2009 — 3.5 years).

The increase in the stock-based compensation expense in 2010 compared to the same period in 2009 is due to the increase in the weighted average grant-date fair value in 2010 and the cancellation of a larger number of options in 2009 than in 2010.

Corporate costs in the three and nine months ended September 30, 2010 increased by $0.3 million and $1.9 million, respectively, compared to the same periods in 2009. Excluding the impact of stock-based compensation expense, corporate costs decreased by a nominal amount in the third quarter of 2010 compared to same period in 2009 and increased by $0.8 million in the nine months ended September 30, 2010, compared to the same period in 2009. The increase is due to the costs of integrating West Timmins Mining Inc.’s (“West Timmins”) operations (acquired in November 2009) and higher corporate development and affairs expenses.

The increase in general exploration in the three and nine months ended September 30, 2010 compared to the same periods in 2009, is mostly due to the impact of stock-based compensation expense.

Increases in travel and legal and accounting fees in the three and nine months ended September 30, 2010 compared to same periods in 2009, are mostly due to increased corporate development and affairs expenses in 2010.

The sale of the Company’s 50% interest in the Ti-pa-haa-kaa-ning property to Northern Superior on May 27, 2010 resulted in a loss of $0.5 million offset by a future tax recovery of $0.6 million. During the nine months ended September 30, 2010, the Company wrote off $0.6 million (same period in 2009 - $0.2 million) of its resource properties and deferred exploration, representing the carrying value of certain non core properties.

Net loss on equity investment in the third quarter and first nine months of 2010 ($Nil in 2009) represents the Company’s proportionate share of the losses of its equity investments and any dilution gain or losses for the period (investments in RT Minerals Corp. and Northern Superior).

The increase in interest and other income in the three and nine months of 2010 ($Nil in 2009), is mainly due to a gain of $0.3 million in the third quarter of 2010 on the selling of mining equipment, the net book value of which was written off to $Nil in 2007.

The Company recorded $1.4 million and $1.5 million, respectively, in the third quarter and nine months ended September 30, 2010 ($Nil in same periods in 2009) of unrealized gains on warrants (representing the increase on the value of the warrants held by the Company which are marked to market every period end). No such warrants were held in the third quarter and nine months of 2009.

In the first quarter of 2010, the Company renounced $25.2 million in expenditures related to flow through funds raised by the Company in 2009, which resulted in a $5.3 million (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to the Company’s future income tax liability. Of the expenditures renounced, $24.2 million were spent on Canadian exploration expenditures (“CEE”) as at September 30, 2010. The Company has until December 31, 2010 to incur the remaining $1.0 million renounced and not incurred expenditures on eligible CEE. The Company recorded a foreign exchange loss of $0.6 million in the three and nine months ended 2010 ($Nil in same periods in 2009) due to the translation of the future tax liabilities of the Company’s Mexico operations.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s except per share amounts):

Fiscal quarter ended	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Interest and other income, net	$404	$164	$70	$169
Net (loss) income	$(2,280)	$(2,786)	$(2,283)	$7,201
Net (loss) income per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$0.01

Fiscal quarter ended	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Interest and other income, net	$56	$50	$132	$600
Net loss	$(1,886)	$(1,449)	$(1,731)	$(2,297)
Net loss per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

* Net loss per share is calculated based on the weighted average number of shares outstanding.

The Company recorded net income of $7.2 million in the fourth quarter of 2009 due to the recovery of income taxes of $10.2 million (approximately $0.6 million in other quarters), mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Lake Shore Gold is not in commercial production. The Company generated pre-production revenue of $16.2 million in the first nine months of 2010 (related to 2010 production) with $9.8 million recorded in the third quarter of 2010 ($25.2 million since beginning of pre-production in the fourth quarter of 2009 to September 30, 2010). Financing for the Company has come from raising capital through equity issues. At September 30, 2010, the Company had cash and cash equivalents of $126.1 million. On September 10, 2010, the Company received gross proceeds of $88.2 million from public offering. In February 2010, the Company received gross proceeds of $7.6 million from the second tranche of a privately placed structured flow through financing arranged at the end of 2009.

Cash used in operating activities during the three and nine months ended September 30, 2010 totalled $1.5 million and $6.4 million, respectively (same periods in 2009 – $8.0 million and $7.6 million respectively). Changes in non-cash working capital items, unrealized gain on warrant investments at fair value, recovery of income taxes, write-off/loss on sale of properties and stock-based compensation expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Exploration advances and other receivables at September 30, 2010 are comparable to December 31, 2009; the increase in accounts payable and accrued liabilities ($22.4 million at September 30, 2010 compared to $19.4 million at December 31, 2009) is mainly due to the timing of payments.

Net cash used in investing activities in the three and nine months ended September 30, 2010 totalled $26.0 million and $90.0 million, respectively (same periods in 2009 – $18.0 million and $67.2 million respectively). The Company’s principal investing activity is the acquisition, exploration and advanced exploration of its resource properties. During 2010, the Company incurred the majority of its resource property expenditures (including changes in working capital related to resource properties and deferred exploration at September 30, 2010) on advanced exploration, field equipment and exploration for the Timmins Mine project (including Timmins deposit and Thunder Creek), and Bell Creek, work related to the Phase One mill expansion, and on drilling at its various other exploration properties (for details, refer to the “Property Developments” section of this MD&A). During the three and nine months ended September 30, 2010, the Company received proceeds of $0.3 million from the sale of mining equipment. Included in investing activities for the first nine months of 2010 is $0.1 million (same period in 2009 - $0.2 million) for irrevocable letters of credit posted by the Company, related to different activities in the Timmins Mine project and $0.1 million and $0.6 million, respectively, for the three and nine months ended September 30, 2010 (same periods in 2009 - $Nil) for investments in certain public companies.

On September 10, 2010, the Company completed a bought-deal financing and raised gross proceeds of $88.2 million through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share. The Company has until December 31, 2010 and 2011, respectively, to spend the money raised by issuing flow through shares, on Canadian development and exploration expenditures.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7.6 million. Total gross proceeds from the financing, including $8.0 million (first tranche) received on December 29, 2009, were $15.6 million. The Company has until December 31, 2010 and 2011 to spend the money raised in the flow through financings in the first and second tranches, respectively, on CEE.

On July 28, 2010, the Company signed a term sheet with UniCredit for a three-year, corporate revolving credit facility of up to US$50.0 million (for more details refer to the Highlight section on this MD&A).

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. The Company may pursue opportunities to raise additional capital through the debt or equity markets as it progresses with its projects and properties. The credit markets continue to improve and equity markets remain strong, which management believes will enable the Company to source additional financing if required.

OUTSTANDING SHARE CAPITAL

As at November 10, 2010, there were 376,743,162 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
3,313,034	$0.00-$0.99
3,731,834	$1.00-$1.99
686,250	$2.00-$2.99
10,179,000	$3.00-$3.99
2,474,500	$4.00-$5.00
20,384,618

On October 6, 2010 the Company issued 8,787,000 options to its directors, officers and employees. The options are exercisable into common shares of the Company at a price of $3.65 per common share for a period of five years and vest in three equal amounts over a three year period from the grant date.

WARRANTS:

	Number of	Exercise
Date issued	warrants	price	Expiry date
November 6, 2009	1,638,737	$1.30	December 4, 2010
March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	2,151,737

RECENT ACCOUNTING PRONOUNCEMENTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at January 1, 2010, transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

The Company has developed a detailed plan for IFRS convergence comprised of three related phases:

•                  phase 1: review and assessment, which involved a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and IT;

•                  phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls;

•                  phase 3: implementation, which involves implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

The Company is into the third phase of its conversion plan and has completed a detailed analysis of the standards, identifying a number of accounting differences and policy alternatives, including one-time accounting alternatives under IFRS 1, First Time Adoption. The Company also has selected its accounting policies from the various policy alternatives and one-time accounting alternatives under IFRS 1.

The following areas have been identified as having the highest potential impact on the Company’s financial reporting: methodology for impairment testing, resource property and deferred exploration, future income taxes, property, plant and equipment, asset retirement obligations, accounting for stock compensation, disclosure and presentation, and the provisions related to the initial adoption of IFRS under IFRS 1, First Time Adoption. A summary of progress in the review of areas originally identified to have the highest potential impact is as follows:

Impairment of Long Lived Assets

Impairment testing of long-term assets is based on a two-step approach under current Canadian GAAP, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets (“IAS 36”) uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any write-down may be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company will adopt IAS 36 requirements on transition to IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to results in material decreases on the resource properties and deferred exploration and future income tax balances.

Share Based Payments - Stock Compensation

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-

Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently, the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses. IFRS 2 is applicable for stock compensation awards issued on or after January 1, 2005; earlier adoption is permitted. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

The Company will use the exemption provision under IFRS 1, First Time Adoption, which allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i. the date of transition to IFRS; and ii. January 1, 2005. The Company does not expect the impact of the application of the first time adoption option to be material to its opening balance sheet under IFRS at January 1, 2010.

Property, Plant and Equipment

IAS 16 Property, plant and equipment (“IAS 16”) reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. IAS 16 also provides guidance that would require major overhauls be treated as separate components of plant and equipment, with the overhaul cost capitalized and depreciated over the period to the next major overhaul.

Upon adoption of IFRS, the Company must make an accounting policy choice in how to account for fixed assets (a) upon transition to IFRS (see below discussion for IFRS 1) and (b) on a continuing basis. The Company expects to apply requirements of IAS 16 on a retroactive basis on transition for the majority of its property, plant and equipment and to use the cost method on a continuing basis. The Company does not expect the impact of the noted differences to be material in its property, plant and equipment balance.

IFRS 1: First-Time Adoption of IFRS — IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to the restatement of prior business combinations, asset retirement obligations, deemed cost for the property, plant and equipment, and stock based compensation expense.

The Company will not restate business combinations executed prior to January 1, 2010, and will not restate asset retirement obligations incurred prior to January 1, 2010; the Company will utilize the exemption related to stock based compensation expense (see above under “Share Based Payments”). The Company will not revalue any of its property, plant and equipment.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

Resource properties and deferred exploration expenditures

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures.

Different from Canadian GAAP, IFRS does not allow the capitalization of expenditures incurred prior to obtaining the exploration license. The Company does not expect a material difference on transition due to the application of this requirement.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has preliminarily concluded to expense all of its green field exploration expenditures and capitalize future expenditures whenever certain criteria are met. The Company expects that the application of this policy will decrease the Company’s resource property balances by a material amount.

Decommissioning Liabilities — Asset Retirement Obligations (“AROs”)

Canadian GAAP includes specific guidance with respect to asset retirement obligations whereas, under IFRS, asset retirement obligations are captured under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. IFRS requires the use of the current market-based discount rate to be applied to the liability at each reporting date rather than the historical rate used when the liability was initially set-up. IFRS requires ARO to be determined based on a best estimate for the most likely outcome. This is slightly different from Canadian GAAP which requires ARO to be the fair value using third-party market assumptions.

The Company will apply the standard prospectively (using IFRS 1 exemption). The Company expects the application of IFRS requirement to result in an increase to the decommissioning provision and the related assets.

Flow through common shares

The Company is also evaluating the impact of IFRS on its accounting for flow through shares and expects to identify differences in this regard.

Other

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures are made, including changes in controls or procedures to address reporting of first time adoption and opening balances under IFRS.

The Company has also implemented changes to its financial information systems and processes to enable it to maintain data required to report its 2010 financial information under IFRS for comparative purposes.

The Company has conducted training sessions targeted to various levels of the organization. Additionally, the Company will also continue to provide training to other key employees and will monitor the impacts on its business processes and information systems, and will develop a broader external communication plan. The Company’s transition plans are on schedule and further updates on the status of key activities for this project will be provided in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the first nine months of 2010. The following are related party transactions for the three and nine months ended September 30, 2009:

During the three and nine months ended September 30, 2009, the Company charged $Nil and $0.1 million, respectively, to Northern Superior. The charges in 2009 were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009 (from which date, Northern Superior ceased to be a related party of the Company until the Company’s acquisition of a 19.05% interest on May 27, 2010.

Related party transactions were measured at the exchange amount which is the consideration agreed to between the parties.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2009.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2009. There were no material changes in the internal controls over financial reporting during the first nine months of 2010.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2009, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first nine months of 2010.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forwardlooking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins deposit surface; Thunder Creek and Gold River Trend properties; Bell Creek Mine; and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Mike Roberts respectively. Stephen Conquer and Dean Crick, both P.Geo. are the QP’s for the Timmins deposit and Thunder Creek underground drilling projects, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Roberts, Crick and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A. Messrs., Samson, Conquer, Kusins, Crick and Roberts are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2009, its Annual Information Form for the year ended December 31, 2009, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.